UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(RULE 14d-100)
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
the Securities Exchange Act of 1934

Hastings Entertainment, Inc.
(Name of Subject Company and Filing Person)
Options to Purchase Common Stock, par value $0.01 per share
(Title of Class of Securities)
418365102
(CUSIP Number of Class of Securities)

Copies to:
Dan Crow Vice President, Chief Financial Officer Hastings Entertainment, Inc. 3601 Plains Boulevard Amarillo, Texas 79102	F. Richard Bernasek, Esq. Kelly Hart & Hallman LLP 201 Main Street, Suite 2500 Fort Worth, Texas 76102 Telephone: (817) 878-3509
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
Calculation Of Filing Fee

Transaction Valuation*	Amount of Filing Fee*

Not Applicable*	Not Applicable*

*	Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

     Attached is the Notice of Annual Meeting of Shareholders and Definitive Proxy Statement for the Annual Meeting of Shareholders of Hastings Entertainment, Inc. (the “Company”) to be held on June 3, 2009 (the “Proxy Statement”), which contains a proposal submitted to the Company’s shareholders to approve an employee stock option exchange program (the “Option Exchange Program”). The Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock options to exchange those options. The Option Exchange Program will only be commenced, if at all, if shareholders approve the Option Exchange Program.
     The Option Exchange Program described in the Proxy Statement has not commenced and will not commence unless the requisite shareholder approval is obtained at the Company’s 2009 Annual Meeting of Shareholders. Even if the requisite shareholder approval is obtained, the Company may still decide later not to implement the Option Exchange Program. The Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (the “SEC”) upon the commencement of the Option Exchange Program. Persons who may be eligible to participate in the Option Exchange Program should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, when those materials become available because they will contain important information about the Option Exchange Program. The Company’s shareholders and option holders will be able to obtain these written materials and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.
Item 12. Exhibits.

Exhibit No.	Document
99.1	Notice of Annual Meeting of Shareholders and Proxy Statement for the 2009 Annual Meeting of Shareholders (incorporated by reference to the Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 29, 2009)
SIGNATURE
     After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: May 26, 2009

/s/ Dan Crow
Dan Crow
Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)

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